E. Harold Gassenheimer, MBA

Miami |(305) 978 5602 | efficientfininfo@gmail.com

CFO | TREASURER | TURNAROUND SPECIALIST
BOARD MEMBER | CONSULTANT

Confidence-inspiring Finance Executive with 25+ years of experience growing entrepreneurial ventures.

First class financial management: analysis, budgeting, reliable reporting, cost and cash management, assesses the keys to successful performance and establishes metrics/KPIs, brings oversight and professionalism to financial operations to enable better business decisions, transparency, and financial controls in growing or struggling companies. **Previously an Executive of ExxonMobil…**

Trusted advisor to the CEO and the Board on financial management, M&A, financing, restructuring and turnaround. Sets corporate objectives consistent with the strategy and solves complex business problems.

Hands-on leader of finance, treasury, accounting and other management teams. Participative management style that easily wins the respect of peers and garners loyalty from direct reports. Successfully mediates management disputes creating alignment and a path forward.

MBA, Harvard Business School, BS in both Metallurgical/Chemical Engineering, University of Michigan.

Internationally-experienced: US, Latin America and Europe. Fluent in English and French

Broad Industry Experience

Financial Services - Healthcare - Engineering Services - Real Estate– Leisure – Energy – e Commerce

Skilled Financial Executive:

- Analysis
- Budgeting/Metrics
- Cost Control/Reduction
- Cash Management
- Financial Modeling
- Turnaround Management

- Restructuring Financial Systems
- M&A
- Capital and Debt Raising
- Banking/Government/Investor Relations
- Transfer Pricing

- Meeting Debt and Equity Obligations
- Multi-National and Multi-Currency Transactions and management
- Non-Profit Requirements

Sample Engagements:

CFO/Consultant, Orange Care Group
> **$ 23 M ACO**
> **Had no internal accounting; built accounting system; In the process of raising $ 5.6 M to finance growth.**

CFO/Consultant, Pure Formulas, Inc.
> *$ 43 M e commerce distributor of vitamins and supplements*
> Providing financial and accounting management; developing budgeting and metrics; developed financial model to spearhead rebuilding of Company after costly divorce; arranging critically needed finance

CFO Mentor/Consultant, **Med-Lab Supply Co. Inc.**
$ 30 M Exclusive distributor of Siemens medical equipment
Coaching young management team; developed budgeting, monthly performance reporting, metrics and KPIs to manage business; evaluated growth strategies and established lines of credit.

CFO, **Americans for Immigrant Justice**
Non-Profit provider of legal services to children and abused women
Replaced incompetent CFO; restructured accounting staff and provided financial oversight greatly improving communications with the BOD and management and internal service levels. Successfully concluded difficult audit essential to continued operation.

CFO, **Lean Culinary Services**
$ 8 M Home delivery of fresh cooked healthy food; recently accepted by Endeavor
Company was in need of critical capital raise with totally inadequate financial reporting; provided financial management and implemented financial controls. Raised temporary finance bridge allowing time to prepare company for a capital raise. Spearheaded due diligence for $ 8 M capital infusion.

CFO, **CDR Maguire Inc**
$ 30 M Civil engineering design and inspection firm
Company was acquired in dire need of restructuring; successfully managed difficult Chapter 11 reorganization; developed profit improvement metrics resulting in performance turnaround; implemented critical cash management; maintained relationships with key vendors; obtained $ 1.5 M line of credit for newly emerged company.

Full-Time Roles

CFO, **Metric Engineering Inc.,**
$ 35 M Civil engineering design and inspection firm
Management couldn't rely on financial reports; brought financial leadership to weak accounting department; reorganized and staffed group to provide timely, accurate information to management; implemented automated invoicing system.

CFO, **Littlebanc Advisors LLC,**
Investment bank serving small cap companies
Organized start up and guided CEO to profitable operations in a deal-oriented structure; CFO and member of BOD for Littlebanc investments: CFO of Powers Device Technologies Inc.: *Medical Device startup*; brought company from design to prototype in record time under budget. Director and head of audit committee of SkyShop Logistics Inc.: *International publicly traded e-commerce shopping facilitator*; key member of turnaround team.

CFO, **The Berman Group**
Mortgage lender and developer with over $ 280 million in loans and development projects;
Company failed in real estate collapse; spearheaded workout of real estate investments under receivership; managed intense unwinding with lawyers, accountants, banks, prospective buyers and lenders through most difficult real estate market conditions with 650 disgruntled investors.

CFO/FINOP, **Avalon Research Group, Inc.**
Boutique broker/dealer;
Inadequate accounting and financial management was inadequate; Restructured accounting function; initiated performance tracking, cost control and budgeting. Substantially improved independent and regulatory audits. Upgraded staff and managed growth of company as it more than doubled in size. Instrumental in successful sale of Company to Metal Bulletin, a British public company.

Treasurer, Cunard Line Limited and Seabourn Cruise Lines

$ 40 M cruise line operation

Company in need of turnaround; rebuilt treasury function; responsible for banking relationships; implementd cash management system for totally unmanaged operation; developed and implemented world-wide electronic banking, credit card processing and foreign exchange payment systems;

Sr. VP/Owner, Triangle Developers Inc.

Multi-family real estate developer

Developed, constructed and managed two large multi-family rental projects.

Executive, ExxonMobil Corporation

Responsible for European trading, transfer pricing and supply operations. Saved $ 300 million per year through sale and repurchase of crude oil and successfully defended activity in IRS audit. Developed advanced sales to support $ 3.5 million investment using unique pricing formula. Responsible for computerizing manual procedures revolutionizing marketing operations. Solved severe marketing problems caused by poorly planned restructuring of product blending and distribution system.